  Exhibit 99.1

Canagold Announces Brokered Flow-Through Private Placement for up to C$5.0 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – September 24, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB:CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) is pleased to announce that it has entered into a letter agreement (the “Agreement”) with Red Cloud Securities Inc. (“Red Cloud” or the “Agent”) to act as sole agent and bookrunner in connection with a fully marketed, private placement (the “Offering”) for gross proceeds of up to C$5,000,000 from the sale of any combination of the following:
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common shares of the Company to be issued as “flow-through shares” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) at a price of C$0.50 per FT Share; and
●
flow-through units of the Company sold to charitable buyers (each, a “Charity FT Unit”, and collectively with the FT Shares, the “Offered Securities”) at a price of C$0.62 per Charity FT Unit.

Each Charity FT Unit will consist of one FT Share and one half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of the Company (each, a “Warrant Share”) at a price of C$0.75 at any time on or before that date which is 24 months after the closing date of the Offering. The Warrants will not be transferable.

The Agent will have an option, exercisable in full or in part up to 48 hours prior to the closing of the Offering, to sell up to an additional C$1,000,000 in any combination of FT Shares and Charity FT Units at their respective offering price.

Proceeds from the sale of FT Shares will be used to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act ("Qualifying Expenditures"). Such proceeds will be renounced to the subscribers with an effective date not later than December 31, 2021, in the aggregate amount of not less than the total amount of gross proceeds raised from the issue of FT Shares. Proceeds from the Offering will be used for to fund eligible exploration expenditures of the Company’s New Polaris Gold Mine in north-western British Columbia.

The Offering is scheduled to close on or around October 14, 2021 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange. The FT Shares and Warrant Shares will have a hold period of four months and one day from the closing date.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Offered Securities, nor shall there be any sale of the Offered Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Offered Securities being offered will not be, and have not been, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Knox Henderson, VP Corporate Development
Toll Free: 1-877-684-9700 Tel: (604) 604-416-0337 Cell: (604) 551-2360

Email: knox@canagoldresources.com Website: www.canagoldresources.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential gross proceeds of the offering, the timing of closing and the potential use of proceeds from the offering . In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.